EXHIBIT 99.1

Colliers closes issuances of US$150 million and €125 million of senior unsecured notes

TORONTO, Oct. 07, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) ("Colliers") announced today that it has closed its previously announced private placement notes issuances (the “Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Notes rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the Notes issuances will be used for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

The Notes offered in the private placement have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction. The Notes may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes described in this press release, nor shall there be any sale of Notes in any jurisdiction in which such an offer, sale or solicitation would be unlawful prior to registration under the securities laws of such jurisdiction.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.3 billion ($3.6 billion including affiliates) and $45 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2020 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500